Exhibit 99.17

SILVERCORP ANNOUNCES ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FRIDAY, SEPTEMBER 26, 2008; BOARD PROPOSES ADOPTION OF SHAREHOLDER RIGHTS PLAN

Trading Symbol: SVM:TSX	August 15, 2008

VANCOUVER, British Columbia – August 15, 2008 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) announces that the Company’s Annual General Meeting (the “Meeting”) is scheduled to be held at 10:00 am PST on Friday, September 26, 2008. The Meeting will be held at the Malaspina Room located on the Concourse Level of the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia.

The Company also announces that its Board of Directors has proposed the adoption of a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any takeover bid for the Company's outstanding securities.

The Rights Plan is intended to provide Silvercorp’s board of directors with adequate time to assess a takeover bid, to consider alternatives to a takeover bid as a means of maximizing shareholder value, to allow competing bids to emerge and to provide the Company's shareholders with adequate time to properly assess a takeover bid without undue pressure. The board of directors is not currently aware of any pending or proposed takeover bid for Silvercorp Metals Inc. but believes the Company's shares are undervalued relative to its financial performance, prospects, and the quality of its various silver-lead-zinc projects in China. The Rights Plan is similar to plans adopted by other Canadian companies and ratified by their shareholders.

The Rights Plan is currently being sent to the TSX Exchange for approval and its adoption by the Company is also subject to ratification by Silvercorp shareholders at the upcoming annual meeting of shareholders on Friday, September 26, 2008. Shareholders should refer to the Information Circular for the Annual General Meeting for further details.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four highly profitable Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in Guangdong Province, China. In addition, Silvercorp is also exploring the 82% owned Na-Bao Polymetallic Project in Qinghai Province, China.

The Company's common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC.
Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary
Phone: (604) 669-9397 Fax: (604) 669-9387
Toll Free Phone: 1-888-224-1331
Email: info@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical factual information, including statements relating to Company’s intention to adopt a Rights Plan constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.